UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         CB RICHARD ELLIS GROUP, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  12497T101
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              June 10, 2004
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 17


 CUSIP NO. 12497T101            SCHEDULE 13D                     Page 2 of 17

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1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
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3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                              See Item 3

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
  7.  SOLE VOTING POWER                                 -0-

   NUMBER OF      -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      29,212,332**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 29,212,332**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,212,332**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               42.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 12497T101              SCHEDULE 13D                    Page 3 of 17

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1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC PARTNERS, L.P.


   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303833
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                 -0-
   NUMBER OF      -----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       29,212,332**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH     ----------------------------------------------------------
                   9.  SOLE DISPOSITIVE POWER                            -0-

                  -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER                  29,212,332**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,212,332**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               42.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
**  See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





CUSIP NO. 12497T101              SCHEDULE 13D                    Page 4 of 17

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      29,212,332**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 29,212,332**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,212,332**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               42.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 12497T101             SCHEDULE 13D                     Page 5 of 17

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1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       29,212,332**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 29,212,332**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,212,332**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               42.6%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 12497T101              SCHEDULE 13D                   Page 6 of 17

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 1.  NAME OF REPORTING PERSON                                 RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              U.S.A.

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                               2,000

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      29,212,332**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                          2,000

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 29,212,332**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,212,332**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               42.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              IN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 12497T101              SCHEDULE 13D                    Page 7 of 17

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock") of CB Richard Ellis Group, Inc., a Delaware corporation (the "Issuer"). This Schedule 13D gives effect for all dates and information set forth herein to both a 3-for-1 stock split of the Common Stock and the Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), of the Issuer on May 4, 2004, which split was effected by a stock dividend, and a 1-for-1.0825 reverse stock split of the Common Stock and the Class B Common Stock on June 7, 2004. The principal executive office and mailing address of the Issuer is 865 South Figueroa Street, Suite 3400, Los Angeles, California 90017.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic Partners, L.P., a Delaware limited partnership ("Blum Strategic"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); and Richard C. Blum, a managing member of Blum GP and Blum GP II (collectively, the "Reporting Persons").

Blum GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and             Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
-------------------  -----------------------  --------- --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
Managing Member       Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway   Managing Partner,
Managing Member       Suite 400                         Blum L.P.
                      San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA      Partner,
Member                Suite 400                         Blum L.P.
                      San Francisco, CA 94133

Jose S. Medeiros      909 Montgomery St.       Brazil   Partner,
Member                Suite 400                         Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 12497T101              SCHEDULE 13D                    Page 8 of 17

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                 ship       or Employment
-------------------  -----------------------  ---------  --------------------

Jeffrey A. Cozad      909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA      Partner & Chief
Member                Suite 400                          Financial Officer,
                      San Francisco, CA 94133            Blum L.P.

Gregory D. Hitchan    909 Montgomery St.        USA      General Counsel,
Member                Suite 400                          and Secretary,
                      San Francisco, CA 94133            Blum L.P.


Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic II and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG ("Blum Strategic II KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.       USA       President & Chairman,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.       Norway    Managing Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John C. Walker       909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Jose S. Medeiros     909 Montgomery St.       Brazil    Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.       USA       Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 9 of 17

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------


Jeffrey A. Cozad     909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum L.P.
                     San Francisco, CA 94133

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Managing Member      Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum L.P.

Gregory D. Hitchan   909 Montgomery St.        USA      General Counsel,
Member               Suite 400                          and Secretary,
                     San Francisco, CA 94133            Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

On July 20, 2001, pursuant to (i) an Amended and Restated Contribution and Voting Agreement, dated as of May 31, 2001 (the "Contribution Agreement") among the Issuer, Blum Strategic, Blum Strategic II and certain other parties thereto, (ii) the Amendment, dated as of July 19, 2001 (the "Amendment to Contribution Agreement"), to the Contribution Agreement and (iii) the Assignment and Assumption Agreement dated as of July 19, 2001 (the "Assignment and Assumption"), between Blum Strategic and Blum Strategic II,
(a) Blum Strategic contributed 3,386,346 shares of the common stock of CB Richard Ellis Services, Inc. ("Services Common Stock") to the Issuer and the Issuer issued 9,384,792 shares of Class B Common Stock to Blum Strategic in exchange therefor and (b) Blum Strategic II contributed 37,540 shares of Services Common Stock to the Issuer and the Issuer issued 104,036 shares of Class B Common Stock to Blum Strategic II in exchange therefor.

Between February 20, 2001 and July 23, 2003, Blum Strategic, Blum Strategic II and Blum Strategic II KG purchased an aggregate of 31,217,110 shares of Class B Common Stock for cash consideration of $5.77 per share. The source of funds for the purchases of such shares was the working capital of Blum Strategic, Blum Strategic II and Blum Strategic II KG.

On June 10, 2004, pursuant to the terms of the Issuer's 2004 Stock Incentive Plan (the "Plan"), Richard C. Blum received a grant of 2,000 shares of Common Stock in his capacity as an Outside Director (as such term is defined in the Plan). No consideration was paid for such shares.


CUSIP NO. 12497T101            SCHEDULE 13D                    Page 10 of 17


On June 15, 2004, pursuant to the terms of an Amendment and Waiver, dated as of April 14, 2004 (the "Amendment and Waiver"), by and among the Issuer, Blum Strategic, Blum Strategic II, Blum Strategic II KG and the other stockholders party thereto, all issued and outstanding shares of Class B Common Stock were voluntarily converted by the holders thereof into shares of Common Stock on a 1-for-1 basis, including the shares of Class B Common Stock held by the Reporting Persons.

The information set forth in this Item 3 is qualified in its entirety by reference to the Contribution Agreement (Exhibit A hereto), the Amendment to Contribution Agreement (Exhibit B hereto), the Assignment and Assumption (Exhibit C hereto) and the Amendment and Waiver (Exhibit D hereto), each of which is incorporated by reference herein in its entirety.


Item 4.  Purpose of Transaction
-------------------------------
Blum Strategic, Blum Strategic II and Blum Strategic II KG acquired an aggregate of 22,450,600 shares of Class B Common Stock on or prior to July 20, 2001 in connection with the Issuer's acquisition of CB Richard Ellis Services, Inc. ("Services") on July 20, 2001 pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of May 31, 2001, among the Issuer, Services and Blum CB Corp., a wholly-owned subsidiary of the Issuer. Such acquisition was effected by the merger of Blum CB Corp. with and into Services (the "Merger"), with Services surviving the Merger as a wholly-owned subsidiary of the Issuer. The purpose of the Reporting Persons' acquisition of such shares of Class B Common Stock was to acquire a substantial and controlling equity position in the Issuer.

Blum Strategic, Blum Strategic II and Blum Strategic II KG acquired an aggregate of 18,255,338 shares of Class B Common Stock on July 23, 2003 for the purpose of partially financing the acquisition of Insignia Financial Group, Inc. by Services on such date.

Pursuant to the terms of an Underwriting Agreement, dated as of June 9, 2004 (the "Underwriting Agreement"), among the Issuer, Blum Strategic, Blum Strategic II, Blum Strategic II KG, the other selling stockholders party thereto and the underwriters party thereto, on June 15, 2004, Blum Strategic, Blum Strategic II and Blum Strategic II KG sold to such underwriters an aggregate of 11,495,606 shares of Common Stock at a price of $17.86 per share (net of underwriting discounts and commissions), in a public offering pursuant to the Issuer's Registration Statement on Form S-1 (Registration No. 333-112867) (the "Offering"). Also pursuant to the Underwriting Agreement, Blum Strategic, Blum Strategic II and Blum Strategic II KG granted to such underwriters a 30-day option to purchase an aggregate of 2,543,082 additional shares of Common Stock, at a price of $17.86 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has not been exercised as of the date of this Schedule 13D.

Richard C. Blum, who is a managing member of Blum GP and Blum GP II, is the Issuer's Chairman of the Board, and Jeffrey A. Cozad, who is a member of Blum GP and managing member of Blum GP II, is a member of the Issuer's Board of Directors. Although no Reporting Person has any specific plan or proposal to nominate members to the Issuer's Board of Directors in addition to Messrs.


CUSIP NO. 12497T101            SCHEDULE 13D                    Page 11 of 17

Blum and Cozad, pursuant to a Securityholders' Agreement, dated as of July 20, 2001 (the "Securityholders' Agreement") and as amended by the Amendment and Waiver, among the Issuer, Services, Blum Strategic, Blum Strategic II, Blum Strategic II KG and certain other stockholders of the Issuer party thereto, Blum Strategic, Blum Strategic II and Blum Strategic II KG, together, are entitled to nominate a percentage of the total number of directors of the Issuer that is equivalent to the percentage of the outstanding Common Stock beneficially owned by these stockholders and their affiliates, with this percentage of our directors being rounded up to the nearest whole number of directors. The stockholders that are parties to the Securityholders' Agreement that previously owned shares of Class B Common Stock, other than Frederic V. Malek, are obligated to vote all shares of Common Stock that they and their affiliates own in favor of the directors nominated by Blum Strategic, Blum Strategic II and Blum Strategic II KG.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Stock other than as set forth above, each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock (including, without limitation, distributing some or all of such shares to such Reporting Person's members or partners) depending upon an ongoing evaluation of the investment in the Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. Also, consistent with the investment purpose, the Reporting Persons, solely in their capacity as stockholders of the Issuer, may engage in communications with one or more other stockholders of the Issuer, one or more officers of the Issuer, one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that may relate to, or if effected may result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D.

Other than as described above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit E hereto), the Securityholders' Agreement (Exhibit F hereto) and the Amendment and Waiver (Exhibit D hereto), each of which is incorporated by reference herein in its entirety.


CUSIP NO. 12497T101            SCHEDULE 13D                    Page 12 of 17

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

The information set forth in this Item 5 is qualified in its entirety by reference to the Securityholders' Agreement (Exhibit F hereto) and the Amendment and Waiver (Exhibit D hereto), each of which is incorporated by reference herein in its entirety.

(a),(b) Based upon information provided by the Issuer, immediately after completion of the Offering on June 15, 2004 there were 68,614,001 shares of Common Stock issued and outstanding. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 13,365,132 shares of Common Stock held by Blum GP on behalf of the limited partnerships for which it serves as the general partner, which represents 19.5% of the outstanding shares of the Common Stock; (ii) 15,845,200 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 23.1% of the outstanding shares of the Common Stock; and (iii) Mr. Blum, who is a director of the Issuer, reports the aggregate of these shares for a total of 29,212,332 shares of the Common Stock, which represents 42.6% of the outstanding shares of Common Stock.

Voting and investment power concerning the above shares are held solely by Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 29,212,332 shares of the Common Stock, which is 42.6% of the outstanding Common Stock. Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP and Blum GP II has voting and investment power. In addition, Mr. Blum does not disclaim beneficial ownership of 2,000 shares of the Common Stock held directly by him. Mr. Blum is Chairman of the Issuer. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Blum GP or Blum GP II.

As a result of the provisions in the Securityholders' Agreement affecting the voting of shares of Common Stock (as described in Item 6 of this Schedule
13D), Blum Strategic, Blum Strategic II and Blum Strategic II KG, together with the other parties thereto that formerly held shares of Class B Common Stock, other than Frederic V. Malek, may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. As such, the group formed thereby would be deemed to beneficially own the aggregate 38,944,551 shares of Common Stock held by such persons, which would represent 56.3% of the outstanding shares of Common Stock. The parties to the Securityholders' Agreement that formerly held shares of Class B Common Stock are the following: Blum Strategic; Blum Strategic II; Blum Strategic II KG; FS Equity Partners III, L.P. ("FSEP III"); FS Equity Partners International, L.P. ("FSEP International"); Ray Wirta, who as of the date of this Schedule 13D is the Chief Executive Officer, and a director, of the Issuer; Brett White, who as of the date of this Schedule 13D is the Present, and a director, of the Issuer; and The Koll Holding Company. However, the


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 13 of 17


Reporting Persons disclaim the existence of such group and disclaim beneficial ownership of the shares of Common Stock directly held by any of the other parties to the Securityholders' Agreement.

c) The Reporting Persons effected the following transactions in the Common Stock during the 60 days prior to the filing of this Schedule 13D:

     On June 10, 2004, Mr. Blum received a grant of 2,000 shares of Common Stock pursuant to the terms of the Plan in his capacity as an Outside Director (as such term is defined in the Plan).

     On June 15, 2004, pursuant to the Amendment and Waiver, Blum Strategic, Blum Strategic II and Blum Strategic II KG were issued an aggregate of 40,705,938 shares of Common Stock in connection with the voluntary conversion by them of an equal number of shares of Class B Common Stock on the date thereof.

     On June 15, 2004, the Reporting Persons sold the following number of shares of Common Stock in the Offering for a price of $17.86 per share
    (net of underwriting discounts and commissions):

Entity                            Shares
------                           ---------
The limited partnership for       5,259,793
which Blum GP serves as
general partner.

The limited partnerships for      6,235,813
which Blum GP II serves as
general partner and the
managing limited partner.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-----------------------------------------------------------------------------

In connection with the Merger, Blum Strategic, Blum Strategic II and Blum Strategic II KG entered into the Securityholders' Agreement with the Issuer, Services and the other stockholders party thereto. Pursuant to the Securityholders' Agreement, the following terms generally apply after completion of the Offering (subject to termination pursuant to the terms thereof):

Nomination of Directors and Voting. Following the completion of the Offering, Blum Strategic, Blum Strategic II and Blum Strategic II KG, together, are entitled to nominate a percentage of the total number of directors of the Issuer that is equivalent to the percentage of the outstanding Common Stock beneficially owned by them, with this percentage of directors being rounded up to the nearest whole number of


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 14 of 17


directors. Also following the Offering, FSEP and FSEP International, together, are entitled to nominate one person to the Issuer's Board of Directors for so long as these stockholders, collectively, beneficially own at least 7.5% of the outstanding Common Stock. The stockholders that are parties to the Securityholders' Agreement that formerly owned shares of Class B Common Stock, other than Frederic V. Malek, are obligated to vote their shares after the Offering in favor of the directors nominated by Blum Strategic, Blum Strategic II, Blum Strategic II KG, FSEP III and FSEP International.

Registration Rights. Blum Strategic, Blum Strategic II and Blum Strategic II KG, together, can require the Issuer to effect six registration statements, or "demand registrations," registering the shares of Common Stock held by them for sale under the Securities Act of 1933. In addition, FSEP III and FSEP International, together, can request three demand registrations with respect to the shares of Common Stock held by them. If a demand registration is underwritten and the managing underwriter advises the Issuer that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that the stockholder initiating the demand registration receives first priority.

In addition to the obligations with respect to demand registrations, if the Issuer proposes to register any of its securities, other than a registration relating to the Issuer's employee benefit plans or a corporate reorganization or other transaction under Rule 145 of the Securities Act, whether or not the registration is for the Issuer's own account, the Issuer is required to give each of the stockholders that is party to the Securityholders' Agreement, whose rights have not terminated in this respect, the opportunity to participate, or "piggyback," in the registration. If a piggyback registration is underwritten and the managing underwriter advises the Issuer that marketing factors require a limitation on the number of shares to be underwritten, priority of inclusion in the demand registration generally is such that the Issuer receives first priority with respect to the shares it is issuing and selling.

The registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the offering. The Issuer generally is required to pay the registration expenses in connection with both demand and piggyback registrations. A stockholder's registration rights will terminate if the Issuer has completed an initial public offering of the Common Stock (which occurred on June 15, 2004), the stockholder holds less than 0.5% of the outstanding Common Stock and the stockholder is entitled to sell all of its or his shares in any 90-day period under Rule 144 of the Securities Act of 1933, as amended.

Indemnification. The Issuer is obligated to indemnify the stockholders that are parties to the Securityholders' Agreement and each of their respective affiliates, controlling persons, directors, officers, employees and agents from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities, including all


CUSIP NO. 12497T101            SCHEDULE 13D                     Page 15 of 17


reasonable attorneys' fees and expenses but excluding special or consequential damages, arising from, relating to or otherwise in respect of, any governmental or other third party claim against these indemnified persons that arises from, relates to or is otherwise in respect of (1) the Issuer's business, operations, liabilities or obligations or (2) the ownership by the stockholders or any of their respective affiliates of any of the Issuer's equity securities, except to the extent these losses and expenses (x) arise from any claim that the indemnified person's investment decision relating to the purchase or sale of these equity securities violated a duty or other obligation of the indemnified person to the claimant or (y) are finally determined in a judicial action by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the stockholder or its affiliates.

In connection with the Offering, each of Blum Strategic, Blum Strategic II, Blum Strategic II KG and the other parties to the Securityholders' Agreement as of April 14, 2004 entered into the Amendment and Waiver, which, in addition to amending certain terms of the Securityholders' Agreement, also provided for certain agreements with respect to the Offering between and among the Issuer and certain of the stockholders that are parties to the Securityholders' Agreement.

Also in connection with the Offering, each of Blum Strategic, Blum Strategic II, Blum Strategic II KG, Richard C. Blum and Jeffrey A. Cozad entered into an agreement dated as of May 7, 2004 (a "Lock-Up Letter") with Credit Suisse First Boston LLC (acting on behalf of itself and the several underwriters of the Offering), pursuant to which, among other things, each agreed that for a period ending 180 days after the date of the final prospectus relating to the Offering, such Reporting Person will not, without the prior written consent of Credit Suisse First Boston LLC: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of securities or securities convertible into or exchangeable or exercisable for any shares of securities, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of securities, whether any such aforementioned transaction is to be settled by delivery of shares of the securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

Also in connection with the Offering, each of Blum Strategic, Blum Strategic II and Blum Strategic II KG entered into the Underwriting Agreement. The Underwriting Agreement provided for the sale of an aggregate of 11,495,606 shares of Common Stock by Blum Strategic, Blum Strategic II and Blum Strategic II KG to the underwriters named therein at a price of $17.86 per share (net of underwriting discounts and commissions) in connection with the Offering, which sale was completed on June 15, 2004. Also pursuant to the Underwriting Agreement, Blum Strategic, Blum Strategic II and Blum Strategic II KG granted to such underwriters a 30-day option to purchase an aggregate of 2,543,082 additional shares of Common Stock, at a price of $17.86 per share (net of underwriting discounts and commissions), to cover over-allotments, which option has not been exercised as of the date of this
Schedule 13D.

CUSIP NO. 12497T101            SCHEDULE 13D                     Page 16 of 17


Except as set forth above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information set forth in this Item 6 is qualified in its entirety by reference to the Underwriting Agreement (Exhibit E hereto), the Securityholders' Agreement (Exhibit F hereto), the Amendment and Waiver (Exhibit D hereto) and the form of Lock-up Letter (Exhibit G hereto), each of which is incorporated by reference herein in its entirety.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Contribution Agreement (incorporated by reference to Exhibit 4.2(a) of Amendment No. 1 to the Issuer's Registration Statement on Form
S-1 (No. 333-59440) filed with the Securities and Exchange
Commission on June 12, 2001).

Exhibit B Amendment to Contribution Agreement (incorporated by reference to
Exhibit 23 of Amendment No. 9 to Schedule 13D with respect to
Services filed with the Securities and Exchange Commission on July
25, 2001).

Exhibit C Assignment and Assumption (incorporated by reference to Exhibit 4 of Schedule 13D with respect to the Issuer filed with the Securities and Exchange Commission on July 30, 2001).

Exhibit D Amendment and Waiver (incorporated by reference to Exhibit 4.2(b) of Amendment No. 2 of the Issuer's Registration Statement on Form
S-1 (No. 333-112867) filed with the Securities and Exchange
Commission on April 30, 2004).

Exhibit E Underwriting Agreement (incorporated by reference to Exhibit 1 of Amendment No. 2 of the Issuer's Registration Statement on Form S-1
(No. 333-112867) filed with the Securities and Exchange Commission on April 30, 2004).

Exhibit F Securityholders' Agreement (incorporated by reference to Exhibit 25 of Amendment No. 9 to Schedule 13D with respect to Services filed with the Securities and Exchange Commission on July 25, 2001).

Exhibit G Form of Lock-up Letter (filed herewith).

Exhibit H Joint Filing Undertaking (filed herewith).






CUSIP NO. 12497T101             SCHEDULE 13D                    Page 17 of 17

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2004


BLUM STRATEGIC GP, L.L.C.                 BLUM STRATEGIC PARTNERS, L.P.

By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan

     -------------------------------          -------------------------------
     Gregory D. Hitchan                        Gregory D. Hitchan
     Member and General Counsel                Member and General Counsel




BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.



By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan
     Member and General Counsel       Member and General Counsel




RICHARD C. BLUM



By:  /s/ Gregory D. Hitchan
     -------------------------------------
     Gregory D. Hitchan, Attorney-in-Fact









CUSIP NO. 12497T101             SCHEDULE 13D                    Page 1 of 3

                                   EXHIBIT G
                              Form of Lock-up Letter


                                                                 May 7, 2004


CB Richard Ellis Group, Inc.
865 South Figueroa Street, Suite 3400
Los Angeles, CA 90017

Credit Suisse First Boston LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

c/o	Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, NY   10010-3629

Dear Sirs:

          As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in the establishment of a public market for the Class A Common Stock, $0.01 par value per share (the "Securities"), of CB Richard Ellis Group, Inc., and any successor (by merger or otherwise) thereto (the "Company"), the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston LLC, it will not, during the period commencing on the date hereof and ending 180 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

          Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. The restrictions contained in this Agreement will not apply to (i) any Securities sold by the undersigned


CUSIP NO. 12497T101             SCHEDULE 13D                    Page 2 of 3


pursuant to the Underwriting Agreement; (ii) any Securities or any security convertible into or exercisable or exchangeable for Securities acquired by the undersigned in the open market after the Public Offering Date;
(iii) transfers of Securities or any security convertible into or exercisable or exchangeable for Securities as a bona fide gift or gifts; (iv) transfers or distributions of Securities or any security convertible into or exercisable or exchangeable for Securities to affiliates (as defined in Rule 405 under the Securities Act) of the undersigned; (v) if the undersigned is a partnership, corporation or limited liability company, distributions of Securities to any partners, shareholders or members of the undersigned; (vi) transfers by the undersigned or its distributee or transferee of Securities or securities convertible into or exercisable or exchangeable for Securities to a family member of the undersigned or its distributee or transferee or trust created for the benefit of the undersigned or its distributee or transferee or family member of the undersigned or its distributee or transferee; or (vii) any private resale of Securities; provided, that in the case of any transfer, distribution or resale, such transferee, distributee or purchaser agrees to be bound in writing by the terms of this Agreement prior to such transfer, distribution or resale. The restrictions contained in this Agreement also will not apply to transfers by the undersigned of Securities beneficially owned by the undersigned to established charitable entities; provided, however, that the aggregate amount of all such transfers to established charitable entities by any of the Blum Stockholders (as defined herein) (including the undersigned) shall not exceed $2.0 million in Securities (based on the market price of the Securities at the time of each such transfer). For the purpose of the preceding sentence, "Blum Stockholders" means Richard C. Blum, Jeffrey A. Cozad, Blum Strategic Partners, L.P., Blum Strategic Partners II, L.P. and Blum Strategic Partners II GmbH & Co. KG.

          In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

          This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void on the earlier of the following: (i) if the Public Offering Date shall not have occurred on or before July 31, 2004, and (ii) the date that the Registration Statement on Form S-1 relating to the proposed offering is withdrawn.

                              Very truly yours,


                              By:   /s/ Gregory D. Hitchan
                              Name:  Gregory D. Hitchan
                              Title: General Counsel







CUSIP NO. 12497T101             SCHEDULE 13D                    Page 3 of 3

                                   Exhibit H
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  June 21, 2004


BLUM STRATEGIC GP, L.L.C.                 BLUM STRATEGIC PARTNERS, L.P.

By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan

     -------------------------------          -------------------------------
     Gregory D. Hitchan                        Gregory D. Hitchan
     Member and General Counsel                Member and General Counsel




BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC PARTNERS II, L.P.



By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan
     Member and General Counsel       Member and General Counsel




RICHARD C. BLUM



By:  /s/ Gregory D. Hitchan
     -------------------------------------
     Gregory D. Hitchan, Attorney-in-Fact